FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                            For the month of May 2003

                           HOLMES FINANCING (No 4) PLC
                             HOLMES FUNDING LIMITED
                             HOLMES TRUSTEES LIMITED

                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F ....X.... Form 40-F ........

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.

                             Yes ....... No ...X....

Holmes Trustees Limited
 Profit & Loss Account
 Period ended 15 April 2003

                                                This Quarter       Prior Quarter
                                                (pound)'000          (pound)'000

Interest receivable - Mortgages                     313,971             308,910
Interest receivable - Cash Deposits                   3,638               3,230
                                               --------------------------------
                                                    317,609             312,140

Interest payable - Mortgages                       (313,971)           (308,910)
Interest payable - Cash Deposits                     (3,638)             (3,230)
                                               --------------------------------
                                                   (317,609)           (312,140)
                                               --------------------------------

Net operating income                                      -                   -


Fees receivable                                       6,362               3,638
Fees payable                                         (6,362)             (3,638)

Operating expenses                                   (4,276)             (3,627)
Provision charges                                      (172)            (18,474)

Other income                                          4,447              22,101
                                               --------------------------------

Profit on ordinary activities before taxation             -                   -


Taxation                                                  -                   -

                                               --------------------------------

Profit on ordinary activities after taxation              -                   -


Dividend                                                  -                   -


Retained profit brought forward                           -                   -
                                               --------------------------------

Retained profit carried forward                           -                   -
                                               ================================

 Holmes Trustees Limited
 Balance Sheet
 Period ended 15 April 2003

                                                                                      (pound)'000
Fixed asset investments
Mortgage loans secured on residential property                                         23,643,836

Current assets
Bank interest receivable                                              480
Cash at bank                                                      245,971
Other debtors                                                      44,381
Taxation                                                                6
Amounts due from Funding                                           34,261
                                                              -----------
                                                                  325,099
                                                              -----------

Creditors: Amounts falling due within one year
Amounts due to Seller                                            (324,934)
Sundry creditors                                                     (165)
                                                              -----------
                                                                 (325,099)
                                                              -----------

Net current assets                                                                              0
                                                                                      -----------
Total assets less current liabilities                                                  23,643,836

Creditors: Amounts falling after more than one year
Seller share of mortgage loans                                                         (8,221,687)
Funding share of mortgage loans                                                       (15,422,149)
                                                                                      -----------
Net assets                                                                                      0
                                                                                      ===========

Capital and reserves
Share capital ((pound)2)                                                                        0
Reserves                                                                                        0
                                                                                      -----------
                                                                                                0
                                                                                      ===========

Holmes Funding Limited
 Profit & Loss Account
 Period ended 15 April 2003

                                                            This Quarter       Prior Quarter
                                                             (pound)'000         (pound)'000


 Interest receivable - Mortgages                                 168,642             157,290

 Interest receivable - Cash Deposits                               4,912               8,230
                                                         ------------------------------------

                                                                 173,554             165,520

 Interest payable - Inter-company loans                        (151,309)           (145,056)
 Interest payable - Start up loans                                 (668)               (707)
                                                         ------------------------------------
                                                               (151,977)           (145,762)
                                                         ------------------------------------

 Net operating income                                             21,577              19,757


 Other income                                                      6,046               4,031

 Operating expenses                                              (6,509)            (15,938)
 Deferred consideration                                         (24,408)            (18,502)
                                                         ------------------------------------
 Profit/(loss) on ordinary activities before taxation            (3,295)            (10,652)


 Taxation                                                          3,314                (11)

                                                         ------------------------------------
 Profit/(loss) on ordinary activities after taxation                  19            (10,663)


 Dividend                                                              -                   -

 Retained profit/(loss) brought forward                         (14,703)             (4,040)

                                                         ------------------------------------
 Retained profit/(loss) carried forward                         (14,684)            (14,703)
                                                         ====================================

 Holmes Funding Limited
 Balance Sheet
 Period ended 15 April 2003

                                                                                   (pound)'000
 Fixed asset investments
 Beneficial interest in Trust mortgage portfolio                                    15,422,149

 Current assets

 Deferred expenditure (costs of securing)                                 30,217

 Sundry debtors                                                               82

 Taxation                                                                  4,178
 Cash at bank:

      Reserve funding                                                    281,044

      Transaction account                                                  1,881

      Funding GIC account                                                601,011                          883,936
                                                                -----------------

                                                                         918,413
                                                                -----------------

 Creditors: Amounts falling due within one year

 Deferred consideration creditor                                         151,492

 Interest payable accrual                                                  2,999

 Amounts due to Trustee                                                   34,261

 Interest payable - Inter-company loans                                    5,346

 Sundry creditors                                                          4,304
                                                                 ----------------

                                                                         198,403
                                                                 ----------------


 Net current assets                                                                    720,010
                                                                                  -------------
 Total assets less current liabilities                                              16,142,159

 Creditors: Amounts falling due after more than one year
 Inter-company loans                                                              (16,087,329)
 Start up loans                                                                       (69,514)

                                                                                  -------------
 Net assets                                                                           (14,684)
                                                                                  =============

 Capital and reserves

 Share capital ((pound)2)                                                                   -
 Reserves                                                                             (14,684)
                                                                                  -------------
                                                                                      (14,684)
                                                                                  =============

 Holmes Funding Limited
 Notes to Balance Sheet
 Period ended 15 April 2003

                                                                             (pound)'000        (pound)'000

 Balance on cash accumulation ledger                                             599,896
                                                                        =================

 Available credit enhancement
                                                                          First Reserve    Second Reserve


 Reserve funds at closing                                                        224,153             56,891
                                                                        ------------------ -----------------

 Initial closing reserve funds                                                   195,411             56,891
 Drawings to make bullet repayment                                                     -                  -
 Other drawings                                                                        -                  -
 Transfers from revenue receipts                                                  28,743                  -
                                                                    ---------------------- -----------------
 Closing reserve balance                                                         224,153             56,891
                                                                    ---------------------- -----------------

 Target reserve funds                                                            291,000             73,826
                                                                        ================== =================

 Principal deficiency ledger                                                         AAA                BBB
 Opening PDL balance                                                                 Nil                Nil
 Losses this quarter                                                                   -                  -
 PDL top up from revenue income                                                        -                  -
                                                                    ---------------------- -----------------

 Closing PDL balance                                                 Nil             Nil                Nil
                                                                    ====================== =================

 Start up loan outstanding


 Opening balance                                                                  68,065
                                                                        -----------------

 Initial start up loan (incl. accrued interest)                                   14,792
 Second start up loan (incl. accrued interest)                                    14,742
 Third start up loan                                                              17,500
 Fourth start up loan                                                              7,500
 Fifth start up loan                                                               5,100
 Sixth start up loan                                                               6,100
 Seventh start up loan                                                             3,780
                                                                        -----------------

                                                                                  69,514

 Accrued interest                                                                  2,999
 Repayments made                                                                       -
                                                                    ---------------------
 Closing balance                                                                  72,514
                                                                    =====================


 Liquidity facility

 Liquidity facility limit                                                         25,000
 Liquidity facility drawn                                                              -
 Liquidity facility available                                                     25,000

Holmes Financing (No. 4) PLC
 Profit & Loss Account
 Period ended 15 April 2003

                                                This Quarter   Prior Quarter
                                                 (pound)'000     (pound)'000

 Interest receivable - Inter-company loan          29,425            29,908
 Interest receivable - Cash deposits                    -                -
                                               ------------------------------
                                                    29,425           29,908

 Interest payable - Notes                         (29,424)          (29,908)
 Interest payable
                                               ------------------------------
                                                  (29,424)          (29,908)

                                               ------------------------------
 Net operating income                                   1                 -

 Other income                                           -                50
 Operating expenses                                     -              (50)

                                               ------------------------------
 Profit on ordinary activities before taxation          1                -

 Taxation                                               -                -

                                               ------------------------------
 Profit on ordinary activities after taxation           1                -

 Dividend                                               -                -

 Retained profit brought forward                        -                -

                                               ------------------------------
 Retained profit carried forward                        1                -
                                               ==============================

 Holmes Financing (No. 4) PLC
 Balance Sheet
 Period ended 15 April 2003

                                                                           (pound)'000

 Fixed asset investments
 Loans to Funding                                                          2,717,000

 Current assets
 Sundry debtors                                                  8
 Cash at bank                                                   13
 Cash collateral                                           195,608
                                                        ---------------
                                                           195,629
                                                        ---------------

 Creditors: Amounts falling due within one year
 Sundry creditors                                               7
                                                        ---------------
                                                                7
                                                        ---------------

 Net current assets                                                          195,622

                                                                       --------------------
 Total assets less current liabilities                                     2,912,622

 Creditors: Amounts falling due after more than one year
 Amounts due to noteholders                                              (2,717,000)
 Amount due to CSFB                                                        (195,608)
                                                                       --------------------
 Net assets                                                                       14
                                                                       ====================

 Capital and reserves
 Share capital                                                                    13
 Reserves                                                                         1
                                                                       --------------------
                                                                                 14
                                                                       ====================


Holmes Financing (No. 4) PLC
 Notes Outstanding
 Period ended 15 April 2003
                                   Series 1 Class A  Series 2 Class A  Series 3 Class A1
 Moody's current rating                         Aaa               Aaa                Aaa
 S&P current rating                             AAA               AAA                AAA
 Fitch Ratings current rating                   AAA               AAA                AAA

                                   Series 1 Class B  Series 2 Class B   Series 3 Class B
 Moody's current rating                         Aa3               Aa3                Aa3
 S&P current rating                              AA                AA                 AA
 Fitch Ratings current rating                    AA                AA                 AA

                                   Series 1 Class C  Series 2 Class C   Series 3 Class C
 Moody's current rating                        Baa2              Baa2               Baa2
 S&P current rating                             BBB               BBB                BBB
 Fitch Ratings current rating                   BBB               BBB                BBB

                                                                       Series 3 Class D1
 Moody's current rating                                                              Ba2
 S&P current rating                                                                   BB
 Fitch Ratings current rating                                                         BB

                                   Series 1 Class A  Series 2 Class A  Series 3 Class A1

                                                  $            (euro)            (pound)
 Initial note balance                 1,050,000,000       800,000,000        550,000,000
 Previous quarter's note principal    1,050,000,000       800,000,000        550,000,000

 Note redemptions                                 -                 -                  -
 Outstanding note principal           1,050,000,000       800,000,000        550,000,000

                                   Series 1 Class B  Series 2 Class B   Series 3 Class B
                                                  $            (euro)                  $

 Initial note balance                    36,500,000        35,800,000         34,500,000
 Previous quarter's note principal       36,500,000        35,800,000         34,500,000
 Note redemptions                                 -                 -                  -
 Outstanding note principal              36,500,000        35,800,000         34,500,000

                                   Series 1 Class C  Series 2 Class C   Series 3 Class C
                                                  $             (euro)                 $

 Initial note balance                    54,500,000        53,800,000         49,500,000
 Previous quarter's note principal       54,500,000        53,800,000         49,500,000
 Note redemptions                                 -                 -                 -
 Outstanding note principal              54,500,000        53,800,000         49,500,000

                                                                       Series 3 Class D1
                                                                                 (pound)

 Initial note balance                                                         30,000,000
 Previous quarter's note principal                                            30,000,000
 Note redemptions                                                                      -
 Outstanding note principal                                                   30,000,000

                                   Series 1 Class A  Series 2 Class A  Series 3 Class A1
 Note interest margins                           19               N/A               23
 Step up dates                           16/07/2006        16/07/2006         16/07/2006
 Step up margins                                 38                48               46

                                   Series 1 Class B  Series 2 Class B   Series 3 Class B
 Note interest margins                           39                40                 44
 Step up dates                           16/07/2006        16/07/2006         16/07/2006
 Step up margins                                 78                80                 88

                                   Series 1 Class C  Series 2 Class C   Series 3 Class C
 Note interest margins                          120               145                130
 Step up dates                           16/07/2006        16/07/2006         16/07/2006
 Step up margins                                220               245                230

                                                                       Series 3 Class D1
  Note interest margins                                                              475
 Step up dates                                                                16/07/2006
 Step up margins                                                                     575


                                  Series 3 Class A2                     Series 4 Class A
 Moody's current rating                         Aaa                                  Aaa
 S&P current rating                             AAA                                  AAA
 Fitch Ratings current rating                   AAA                                  AAA

                                                                        Series 4 Class B
 Moody's current rating                                                              Aa3
 S&P current rating                                                                   AA
 Fitch Ratings current rating                                                         AA

                                                                        Series 4 Class C
 Moody's current rating                                                             Baa2
 S&P current rating                                                                  BBB
 Fitch Ratings current rating                                                        BBB

                                  Series 3 Class D2 Series 3 Class D3
 Moody's current rating                         Ba2               Ba2
 S&P current rating                              BB                BB
 Fitch Ratings current rating                    BB                BB


                                  Series 3 Class A2                     Series 4 Class A
                                                  $                                  CHF
 Initial note balance                   410,000,000                          850,000,000
 Previous quarter's note principal      410,000,000                          850,000,000
 Note redemptions                                 -                                    -
 Outstanding note principal             410,000,000                          850,000,000


                                                                        Series 4 Class B
                                                                                 (pound)

 Initial note balance                                                         11,000,000
 Previous quarter's note principal                                            11,000,000
 Note redemptions                                                                      -
 Outstanding note principal                                                   11,000,000


                                                                        Series 4 Class C
                                                                                 (pound)

 Initial note balance                                                         19,000,000
 Previous quarter's note principal                                            19,000,000
 Note redemptions                                                                      -
 Outstanding note principal                                                   19,000,000


                                  Series 3 Class D2 Series 3 Class D3
                                             (euro)                 $
 Initial note balance
 Previous quarter's note principal       27,000,000         5,000,000
 Note redemptions                        27,000,000         5,000,000
 Outstanding note principal                       -                 -
                                          27,000,000        5,000,000
                                  Series 3 Class A2                     Series 4 Class A

 Note interest margins                           23                                  N/A
 Step up dates                           16/07/2006                            16/07/2006
 Step up margins                                 46                                   36


                                                                        Series 4 Class B
 Note interest margins                                                                43
 Step up dates                                                                16/07/2006
 Step up margins                                                                      86

                                                                        Series 4 Class C
  Note interest margins                                                              150
 Step up dates                                                                16/07/2006
 Step up margins                                                                     250

                                  Series 3 Class D2 Series 3 Class D3
 Note interest margins                          450               450
 Step up dates                            16/07/2006       16/07/2006
 Step up margins                                550               550





 Interest payment cycle               Quarterly
 Interest payment date                15th or next business day
 Next interest payment date           15/07/2003

 Liquidity facility limit             (pound)        25,000,000
 Liquidity facility drawn                                   Nil
 Liquidity facility available         (pound)        25,000,000

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    HOLMES FINANCING (No 4) PLC




            Dated: 14 May, 2003                     By /s/ Natalie Weedon
                                                       ------------------
                                                       (Authorised Signatory)